Filed by QWEST COMMUNICATIONS INTERNATIONAL INC.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: QWEST COMMUNICATIONS INTERNATIONAL INC.

Commission File No.: 001-15577

Important Information for Investors and Stockholders

In connection with the proposed transaction, CenturyTel, Inc. (“CenturyLink”) will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of CenturyLink and Qwest Communications International Inc. (“Qwest”) that also constitute a prospectus of CenturyLink, and will be sent to the stockholders of Qwest. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information about Qwest, CenturyLink and the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Qwest upon written request to Qwest Communications International Inc., 1801 California Street, 51st floor, Denver, Colorado 80202, Attention: Shareowner Relations or by calling 1-800-567-7296, or from CenturyLink, upon written request to CenturyLink, 100 CenturyTel Drive, Monroe, Louisiana, 71203, Attention: Corporate Secretary. Qwest, CenturyLink and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Qwest may be found in its 2009 Annual Report on Form 10-K filed with the SEC on February 16, 2010, and in its definitive proxy statement relating to its 2010 Annual Meeting of Stockholders filed with the SEC on March 17, 2010. Information about the directors and executive officers of CenturyLink may be found in its 2009 Annual Report on Form 10-K filed with the SEC on March 1, 2010, and definitive proxy statement relating to its 2010 Annual Meeting of Shareholders filed with the SEC on April 7, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this communication, including statements regarding the expected timing and benefits of the acquisition such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control.  Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and their respective shareholders; the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Qwest’s operations into CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the timing, success and overall effects of competition from a wide variety of competitive providers; the risks inherent in rapid technological change; the effects of ongoing changes in the regulation of the communications industry; the ability of the combined company to effectively adjust to changes in the communications industry and to successfully introduce new product or service offerings on a timely and cost-effective basis; any adverse developments in commercial disputes or legal proceedings; the ability of the combined company to utilize net operating losses in amounts projected; changes in our future cash requirements; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Qwest’s reports filed with the Securities and Exchange Commission (SEC).  There can be no assurance that the proposed acquisition will in fact be consummated.  You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the acquisition or the combined company.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Unless legally required, CenturyLink and Qwest undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Operator

Good morning. My name is Kevin, and I will be your conference operator today. At this time, I would like to welcome everyone to the Qwest conference call. All lines have been placed on mute to prevent background noise. After the speakers’ remarks, there will be a question-and-answer session. (Operator Instructions).

Mr. Fawkes, you may begin your conference.

Kurt Fawkes  - Qwest Communications - SVP of IR

Thank you. Good morning, and welcome, everyone, to Qwest’s first-quarter earnings call. Today I am joined by Ed Mueller, our Chairman and CEO; Teresa Taylor, our COO; and Joe Euteneuer, our CFO.

We will begin today’s call with a few comments on the quarter from Ed, followed by a review of segment results from Teresa. Joe will conclude our prepared remarks with a discussion of our consolidated financial results and outlook. We will then open it up for your questions.

As we begin our call, let me point you to slide three and remind everyone that today’s discussion contains forward-looking statements. These statements are subject to significant risks and uncertainties. These risks and uncertainties are discussed in detail in our periodic filings with the SEC, and I strongly encourage you to thoroughly review them.

Additionally, we do not adopt analyst estimates, nor do we necessarily commit to updating forward-looking statements that we will be making this morning.

To supplement the reporting of our consolidated financial information, on our call today, we will be discussing certain non-GAAP financial measures, including adjusted EBITDA, adjusted free cash flow and net debt. A full reconciliation of these measures is available on our website.

Moving on to slide four, earnings per share for the quarter was $0.02 compared to $0.12 in the first quarter of 2009. The current quarter earnings include a $0.06 charge for tax changes under the Medicare Part D program and $0.02 for the early retirement of debt and severance and restructuring charges. The year-ago period includes a $0.01 charge for severance, which was offset by a $0.01 benefit for a lower tax rate.

In addition to these adjustments, reported earnings have been impacted by dilution from incremental, non-cash, pension and OPEB expenses. In the current quarter, this dilution was $0.01 per share and in the year-ago period it was $0.02 per share.

Turning to slide five, we have made some changes this quarter in our continual efforts to improve the transparency of our reporting. These reporting changes include revised definitions for cost of sales, selling and administrative expenses; expanded detailed disclosure of segment expenses; and additional assignment of overhead costs to our segments, where management accountability exists. As a result, segment expenses have been restated to include the assignment of real estate, procurement and insurance costs.

The six new categories of expenses that we are now providing at the segment level will give you added insight into the variable, fixed and acquisition cost levers that we pull in managing EBITDA and free cash flow. On the income statement, these costs, along with costs for fleet operations and hosting centers, have been reclassified from general and administrative expense to cost of sales. We have also revised our subscriber and access line metrics to align with our revenue reporting. As a result, we have removed approximately 400,000 affiliate access lines.

We have also aligned our reported video subscribers to fully capture all billing subscribers under our agreement with DIRECTV. Finally, we removed Business and Wholesale subscribers from our reported high-speed Internet units in our Mass Markets group. We have provided results with these new classifications for the past 12 quarters on our website.

With that, I am going to turn it over to Ed.

Ed Mueller  - Qwest Communications - Chairman, CEO

Thanks, Kurt. Good morning, everyone, and thank you for joining us today. I want to begin by saying I am very pleased with our continued execution and results in the quarter. We are off to a solid start in 2010, with improving revenue trends and expanding EBITDA margins. Our performance in the quarter is a demonstration of the sharp focus we have on our key initiatives to drive the top line while maintaining disciplined expense management to improve operating efficiencies.

We continue to see strong growth in our strategic revenues, and we are aggressively pursuing broadband-based initiatives. In the quarter, Qwest again strengthened the balance sheet and enhanced financial flexibility. We clearly have solid momentum across our businesses, and we intend to maintain this momentum throughout the year and leading up to the close of our planned merger with CenturyLink.

We are very excited about the prospects that will arise from our combination of CenturyLink and Qwest. With this transaction, the combined Company will become an even stronger competitor as a national player with substantially increased scale and broader scope. The increased scale will allow us to invest in and deliver differentiated products and services that our customers will demand in the future.

The combination creates new strategic opportunities with other industry participants, including marketing partners and network suppliers. This transaction will provide several benefits for our shareholders. At the exchange rate of 0.1664, it provides a 15% premium from the closing price of our stock on the day before the announcement. Qwest shareholders can also participate in the future upside that will be supported by strong operating synergies.

In addition, our shareholders will receive a higher dividend following the close which is the equivalent of about $0.48 per share, or a 50% increase. Finally, this transaction accelerates our deleveraging and provides greater financial strength and flexibilities.

Activities are already underway to begin the detailed planning for the integration of our two companies. We have also engaged with the various commissions and other agencies that will need to approve the transaction, and of course, you will be receiving updates on our progress throughout the year.

To sum up, I am very excited about our execution in the quarter and very confident that our transaction with CenturyLink will further bolster our results and drive superior shareholder value. Our strategy and execution will not change as a result of this announcement, and I expect our efforts to improve the top line while increasing efficiency and productivity will continue to produce improved results.

Now I will hand it off to Teresa, who will discuss our business unit performance.

Teresa Taylor  - Qwest Communications - EVP, COO

Thank you, Ed, and good morning, everyone. I am pleased to give you an update on our operations. We have a solid start to the year, and we continued to achieve good operating momentum in the first quarter. We made strong progress on our goals to improve our revenue trajectory with each of the business units reporting improved year-over-year comparisons.

Overall, we continued to experience strong demand for strategic products, which grew 5% compared to the year-ago quarter. This was driven by 33% growth in Enterprise IP services and a higher take rate for fiber-based consumer broadband. We also contained to maintain a disciplined focus on the bottom line and reported steady margin improvement.

I will begin the discussion of our individual business unit performance with the Business Markets segment on slide 10. In the Enterprise space, we are beginning to see signs of increased customer activity, although we are in the early stages of that cycle. While our sales remained stable in the quarter, sales activity levels and pipeline ramped up.

Business Markets reported first-quarter revenues of $1 billion. This was flat with the prior year’s quarter and down 1% sequentially. However, recurring revenue was up modestly compared with the fourth quarter.

Strategic revenues within Business Markets increased 8% compared to the first quarter of 2009. This was driven by strong demand for our MPLS IP services. In the quarter, strategic revenues were 42% of total Business revenue compared to 39% a year ago.

In response to growing demand for hosting and cloud-based infrastructure services, we opened our 17th nationwide CyberCenter in the Washington, DC area. Our data centers provide highly secure, reliable, scalable services and a cloud computing infrastructure.

In the first quarter, Business Markets segment income of $400 million improved 5% year-over-year and 2% from the fourth quarter. The increase is primarily due to customer acquisition efficiencies and lower facility costs.

In summary, we are well-positioned to grow the Enterprise top line, and we continue to expect revenues will start to pick up in the second half of the year. As you know, we have been very disciplined in our pursuit of profitable revenue growth, and you should expect us to maintain that discipline in the quarters ahead.

Results for our Wholesale segment are summarized on slide 11. Wholesale results reflect an increased strategic product mix and improved top-line trends. Strategic revenue now represents 46% of total Wholesale revenue compared to 41% a year ago.

Segment revenue for the quarter totaled $685 million, a decline of 11% year-over-year and a marked improvement from the 14% decline last quarter. Wholesale revenue declined 1% sequentially. During the course of the quarter, we experienced improving access revenue trends, another sign that economically sensitive services, such as long-distance, may be improving. We saw the same activity in our retail long-distance volumes.

While these trends are encouraging, our Wholesale legacy revenues still decreased 19% year-over-year and 4% from the last quarter. As a reminder, the annual decline was in large part due to proactively managing long-distance profitability throughout late 2008 and early 2009. We continue to expect Wholesale long-distance revenue comparisons will improve beginning in the second quarter.

In the quarter, strong improvements in network facility costs contributed to a sequential improvement in Wholesale segment income and a margin of 67%. Our Wholesale group made significant progress in the quarter to deliver fiber-based backhaul services for wireless carriers. This provides an avenue for strategic revenue growth, while protecting existing copper backhaul services. Although it is still early, bandwidth take rates on the initial cell sites in service are exceeding our expectations. We will have a modest amount of revenues from this program this year. However, we continue to believe over the next couple of years fiber-based backhaul services could add 1% to 2% to our annual consolidated revenue.

Now we’ll turn to Mass Markets results on slide 12. As a reminder, we completed the migration to our new wireless reseller business model last quarter. Excluding the impact of this transition, Mass Markets revenue for the quarter declined 7% year-over-year and 1% sequentially.

Strategic revenues improved 3% from the fourth quarter and 5% year-over-year, while legacy revenue declined 11% due to lower demand for traditional local voice services. In the quarter, strategic revenue grew to 31% of total Mass Markets revenue compared to 26% a year ago.

In the first quarter, our small-business unit produced a little more than $900 million in annual revenues and represented about 20% of the Mass Markets total revenue. For the first time since 2008, small-business revenues were stable in each month during the quarter. We are hopeful this is a positive sign for better results in the future.

Segment income of $627 million declined 9% year-over-year and 3% sequentially. Segment margin of 53% improved 110 basis points compared to the first quarter last year. Mass Markets have done an excellent job matching expenses to volumes. In the quarter, total expenses declined 13% from the first quarter of 2009.

Our quarterly subscriber results are contained on slide 13. We continued to make steady progress on retention efforts during the quarter. The absolute number of consumer access line losses is at the lowest level since the fourth quarter of 2007, and improved 22% from the year-ago period.

We also grew the revenues from customers we retained. Consumer ARPU improved in the quarter to $62, up 7% compared to the first quarter of 2009.

Net broadband subscriber additions were 40,000 for the quarter. We continued to expand our fiber-to-the-node footprint, and services are now available to approximately 3.8 million residential households. We added 64,000 new subscribers on fiber services, ending the period with approximately 480,000 broadband fiber subscribers. This is about 17% of Mass Markets high-speed Internet customers.

In addition to generating stronger share flow, our FTTN subscribers are migrating to higher speeds, which generates the higher ARPU. On average, FTTN customers generate a 15% lift in ARPU compared to traditional DSL customers. And we believe migration to the fiber services provide a great growth opportunity.

We continued to have good success from our key business partnerships that drive improved subscriber retention. In the quarter, we added 11,000 video subscribers, bringing the total to 951,000 at quarter’s end. In total, we increased the number of Qwest-billed Verizon Wireless users by 84,000, and ended the period with 922,000 total customers.

This year, our Mass Markets group remains keenly focused on acquiring and retaining customers by enhancing the customer experience. We are seeing early signs of success from our initiatives, such as onboarding process for consumer broadband users, and we achieved a reduction in HSI churn this quarter. Additionally, we launched “@Ease” packages that provide additional tech support and security features.

In closing, I am pleased with the progress we’ve made as we begin the year, and I look forward to updating you in the quarters ahead. Now I will turn it over to Joe.

Joe Euteneuer  - Qwest Communications - EVP, CFO

Thanks, Teresa. Good morning, everyone, and thank you for joining us today. As we begin 2010, I am pleased we have delivered another solid quarter. The improvement in the top line is very encouraging and it puts us ahead of schedule for meeting our revenue improvement goal for 2010. I think it is also very noteworthy that we again achieved both sequential and year-over-year improvement in EBITDA margin.

Our free cash flow was solid in the quarter, and we continued to strengthen the balance sheet.

Now let’s turn to slide 15 so we can talk about the income statement. In the first quarter, consolidated net operating revenues of $2.97 billion declined 6.5% compared to the prior year. Excluding the impact of the wireless transition, revenues declined 5%. As you will recall, in the fourth quarter, our year-over-year decline was 7% excluding wireless.

As Teresa noted, the improved year-over-year comparison is due to stronger results in each segment. First-quarter revenue declined 1% sequentially compared to a 2% sequential decline last quarter. This was in part due to the wrapup of the wireless MVNO business in the fourth quarter and better wholesale performance.

Consolidated strategic service revenue increased 5% compared to the year-ago quarter. We continued to improve our revenue mix by shifting to fiber-based initiatives and IP solutions. In the quarter, strategic revenue grew to 37% of total revenue from 33% a year ago. This quarter is a good demonstration of our progress in turning the top line while maintaining a disciplined approach to the bottom line.

Total operating expenses improved 9% from the prior year and 6% sequentially. The improved operating costs are driven by our continued efforts to increase operating efficiency through process improvements, lower customer service and acquisition costs in Mass Markets and decline in wholesale facility costs. Approximately 25% of the annual facility cost decline was due to wireless migration completed last year.

Adjusted EBITDA was $1.12 billion for the first quarter, a 4% improvement from $1.09 billion in the fourth quarter and a 2% decline from $1.15 billion a year ago. The adjusted EBITDA margin of 37.9% expanded by 170 basis points sequentially and 180 basis points compared to the first quarter of 2009.

Moving on to slide 16, we continued to strengthen the balance sheet in the first quarter and improve our financial flexibility. We ended the first quarter with net debt of $11.7 billion compared to $12.8 billion in the first quarter of 2009.

Cash plus short-term investments increased to $1.9 billion from $547 million a year ago. Net debt to annualized adjusted EBITDA was 2.7 times at the end of the quarter, a slight improvement compared with 2.8 times a year ago and flat with the fourth quarter.

In January, we raised $800 million in eight-year notes with a coupon of 7 1/8%. In February and March, we called $525 million in notes early and successfully completed a cash tender for $960 million in notes. These two actions reduced total debt by $1.5 billion of the $3.5 billion planned reduction through the first quarter of next year.

Now let’s turn to slide 17, which shows details on adjusted free cash flow and capital expenditures. In the quarter, we continued to maintain strong, disciplined management of receivables and payables. DSOs improved year-over-year to 37.8 days. Our collection staff continues to do an outstanding job for us. Bad debt expense improved to just 0.8% of revenue in the quarter compared to 1.6% for the same period a year ago.

Adjusted free cash flow for the quarter was $335 million, reflecting the usual first-quarter seasonality. Capital expenditures were $387 million compared with $334 million in the first quarter of 2009. We saw an increase in capital spending in this quarter, in part due to a cautious investment climate in late 2008 and early 2009, increased spending on our strategic initiatives and timing of cash payments.

Before I close my remarks with a discussion of our guidance, I would like to quickly update you on our progress of improving returns on invested capital. This is depicted on slide 18.

As you can see, we have made a consistent improvement in this area over the past few years, and this past year, we started earning above our weighted average cost of capital. This was largely the result of steady operating income and a declining net investment balance.

Now let’s turn to our guidance on slide 19. This year, we have turned our focus to the top line while maintaining a diligent focus on the bottom line. I am pleased that we are beginning to see improved trends in revenue, largely driven to date by improved customer retention.

Our focus going forward will be to bolster these trends through increased new customer acquisition. For the near term, we continue to see a stable outlook for Business Markets, with revenue beginning to improve in the second half of the year. In Wholesale, we are likely to continue to report improving year-over-year rates of decline as the long-distance comparisons start to improve next quarter.

In the short run, Mass Markets revenue will continue to follow access lines trends, partially offset by increased ARPU from bundled services and growth in high-speed Internet subscribers. Due to the sharp decline in wireless revenues throughout 2009, Mass Markets is expected to have easier reported revenue comparisons over the course of the year.

In looking at our overall consolidated revenues, we expect that our reported year-over-year comparisons will continue to improve over the course of the year. Our goal continues to be to reduce reported year-over-year revenue declines to a low mid-single-digit rate by the fourth quarter of this year. And as I noted earlier, our first-quarter results have us on good pace to meet that goal.

We continue to expect adjusted EBITDA to be in the range of $4.3 billion to $4.4 billion. We expect steady to improving margins in 2010 compared to 2009. As a reminder, we do have some seasonality in our EBITDA results due to increased spending in warmer months, for example, and we expect the same this year.

The outlook for capital investment is $1.7 billion or less. We may use lease financing in 2010 for some portion of this capital spending, as we did in 2009. Our capital spending program will reflect our opportunity in fiber-to-the-cell, while we continue to invest in fiber-to-the-node on an integrated basis.

The combination of continued solid cash flows from operating activities and strong investments in the business is expected to produce adjusted free cash flow of $1.5 billion to $1.6 billion for the full year of 2010.

We do not expect to make any funding contributions to the pension plan in 2010. Our current expectation is that we will not have any required funding in 2011, as well. As you will recall, we previously thought that our funding requirement for 2011 could be in the range of 0 to $120 million.

We continue to expect to pay taxes of approximately 2% this year.

As we noted in the CenturyLink merger announcement, it is our current expectation that we will continue to pay a quarterly dividend of $0.08 per share through the close of the transaction.

In closing, I would like to reiterate how pleased I am with our results this quarter. I share Ed and Teresa’s optimism that we will continue our momentum throughout the year.

With that, I will turn the call back over to the operator, and we will open the lines for questions.

Operator

(Operator Instructions) David Barden, Bank of America.

David Barden  - BofA Merrill Lynch - Analyst

Thanks for taking the question. Good quarter. Big quarter for you guys.

Two questions if I could. First, Ed, maybe you could talk a little bit more about the conversation in the media right now about Qwest’s plans potentially to talk to SkyTerra and do something more on the wireless business there. What can you say about that, maybe strategically if not specifically? And how might that be impacted by your CenturyTel relationship?

And then the second question, could you be more specific about what you are seeing either in certain verticals or in the sales funnel that makes you as confident as you seem to be that the second half is going to be an Enterprise recovery in revenues? Thanks.

Ed Mueller  - Qwest Communications - Chairman, CEO

Good morning, David. This is Ed. You know we don’t comment on (multiple speakers) — but you always try.

David Barden  - BofA Merrill Lynch - Analyst

I had to try.

Ed Mueller  - Qwest Communications - Chairman, CEO

I love how you do that, though. We stay with our strategic goals we laid out in February, where we would always take any kind of look at how we would improve the wireless. But we love our Verizon relationship, David.

So with that, I will give you — but good try — so I will give you back to Teresa. Thanks.

Teresa Taylor  - Qwest Communications - EVP, COO

As far as the Enterprise business, we see a couple things happening. One is just more proposals in general on the street, so more customers asking for proposals in business and in conversation. So the funnel is bigger than it has been in the past.

The new business is higher than we’ve seen in really all of 2009. So that is why we are feeling confident that as the second half of the year comes in, we’ve got a lot of activity.

Equipment is up, so the nonrecurring side, which typically is a sign that the recurring is coming right behind it, as people are refreshing their networks or expanding their networks.

David Barden  - BofA Merrill Lynch - Analyst

Any particular verticals, Teresa, that are driving it, or is it more of across the board?

Teresa Taylor  - Qwest Communications - EVP, COO

No, I would say it is across-the-board.

David Barden  - BofA Merrill Lynch - Analyst

Okay. Great. Thanks, guys.

Operator

Simon Flannery, Morgan Stanley.

Simon Flannery  - Morgan Stanley - Analyst

Ed, we’ve had a couple of weeks to digest the merger now. Can you just talk about what you are hearing from the employees, what you’re hearing from your customers, particularly the Business customers? Does this really give you a higher profile going forward and make people feel even more confident about selecting Qwest? So any sort of business and employee sort of impact there?

And then any color on the sort of state approval process, how you are thinking about the key states there, from the conversations you may have had with them or the FCC over the last several weeks. Thanks.

Ed Mueller  - Qwest Communications - Chairman, CEO

On the customer front, it is actually very positive. We will continue as — we are just beginning our integration teams to talk about all of these items. As you know, we run our companies separately and will continue to do that.

But our customers are excited about our financial flexibility. The announcement that we are keeping our BMG group intact, run by Chris Ancell, who works for Qwest right now, is really a good move for our customer base. And we also believe we’ll pick up some markets — as an example, some on-ramps and off-ramps in CenturyLink’s territory, particularly Las Vegas, as well as Central Florida. So that has been good.

The employee reaction has generally been good. It all depends, however, how you are personally impacted. So we are mindful of that. We are very in tune to how it impacts the employee body. But by and large, I think we always look at ourselves as not a Denver company; we are a national company. And our employee body is excited about the security of a better financial future.

And I think that is how we position it, Simon, and really has the added virtue of being the truth. And so having a bigger financial footprint, way more free cash flow, a dividend increase for our customers deleveraging, all the things we’ve put out is great.

On the state approval front, it is a little early to tell, but we don’t see that as a big hurdle. There is some overlap in states, which CenturyLink provides well. It’s minimal, but the states that do overlap CenturyLink has a good reputation. We have a good reputation.

So at this point, I think we are very optimistic that this will get closed in a nice way and speedily.

At the national front — I know you didn’t ask about this — but on the national front, because it is a share for share, as well as it has really no antitrust implications that we see — maybe a little, but not much, we think that being a third strong provider in the nation is a good thing for the competition, as well as the marketplace.

Simon Flannery  - Morgan Stanley - Analyst

Great. Thank you.

Operator

John Hodulik, UBS.

John Hodulik  - UBS - Analyst

Just a quick question on — maybe for Joe — on the margins. The 180 bps annual increase in the margin was definitely more than we looked for, and it seems like you are going the opposite direction of some of your peers.

Is this a decent range to — I know you don’t give specific guidance on the EBITDA margin, but is this a decent range or at least in the ballpark of what we can expect for the year-over-year numbers? And is there anything in there that would have sort of boosted margins this quarter, more on a one-time basis?

Joe Euteneuer  - Qwest Communications - EVP, CFO

No, there is nothing on the one-time basis. And I think, listen, if we can maintain this margin and grow the top line, we are in great shape.

John Hodulik  - UBS - Analyst

Okay. All right. That’s great. Thanks.

Operator

Tim Horan, Oppenheimer.

Tim Horan  - Oppenheimer & Company - Analyst

Good quarter, guys. Thanks. Joe, on that question, access in the USF was up a lot. I know Teresa had said that minutes of use were up, but it seems to be up quite a bit more on a revenue front. Was there anything one-time or a true-up there on the USF front?

Joe Euteneuer  - Qwest Communications - EVP, CFO

It is just the increase in the rate.

Tim Horan  - Oppenheimer & Company - Analyst

Got you. Then Ed, one of the big pushbacks we are getting on Qwest-CenturyLink right now is, particularly when you look at these results, which are very, very strong, it seems like you can kind of get back to positive revenue growth next year, and with stock buybacks, you could be at like $0.50 a share in earnings in a couple years. And you’re at basically a 17% free cash flow yield. It just seems so cheap to sell out now. Why sell out? Basically, what was the issue with the timing on doing this now? Thanks.

Ed Mueller  - Qwest Communications - Chairman, CEO

Thanks, Tim. I don’t think it is a sellout, to start with. I think the combined Company — our results will continue. That’s good for the combined Company. We get no synergy if we don’t combine.

I think our results — we are literally 50% of the Company going forward. So all the results that we are producing will be good. And the synergies — not only are there cost synergies, I think there are — over time, from the customer side, there will be good synergies in the marketplace they have. We have built out our fiber to the node. They are experimenting with, and being successful on, some IPTV that we would not have invested in otherwise. And our Wholesale fiber-to-cell build will be expanded on- and off-ramps. I think now is a great time, Tim, to put the companies together.

Tim Horan  - Oppenheimer & Company - Analyst

But those synergies would have been there a year from now also. Was there any more thinking on the timing for now? Was there anything special about now?

Ed Mueller  - Qwest Communications - Chairman, CEO

Well, yes, because we could do it now. I mean, I think the timing — predicting the future and deciding on the future, or thinking that you are going to price it into the future, I don’t think makes as much sense as dealing with it today, and what we know and particularly the cost synergies we get right away. So that is a benefit to our shareholders initially. As well as the deleveraging, Tim, and the dividend increase, which, yes, I know it has been said that maybe we could do that later on. But we are going to have free cash flow over and above the dividend that is much greater power in the marketplace, as well as future kind of initiatives that this combined Company could take advantage. And the sooner you do that, the better.

Tim Horan  - Oppenheimer & Company - Analyst

Thanks a lot.

Operator

Michael Rollins, Citi Investments.

Michael Rollins  - Citi Investments - Analyst

Just a follow-up on the small-business side in Mass Markets. What are you seeing out of that channel, and are you starting to see some signs of stabilization there? Thanks.

Teresa Taylor  - Qwest Communications - EVP, COO

Michael, I would say that we are. So I know that we were pleased that the small-business revenue basically flattened out for the three months of the first year, which we have not seen for quite a long time. So that’s very encouraging.

And on the consumer part of Mass Markets, we are seeing that access lines are — the loss of it is stabilizing. And we are getting good retention numbers, good churn numbers. So while it has not moved upward, it does feel like it is beginning to stabilize.

Michael Rollins  - Citi Investments - Analyst

And then just a follow-up on the Mass Markets. As you look at the ARPUs that you are disclosing, what do you see as the key factor right now or key two factors that is driving that ARPU higher? Is it more of the video and wireless commissions coming through? Is it raising prices or speeds on broadband? Can you qualify that for us? Thanks.

Teresa Taylor  - Qwest Communications - EVP, COO

Sure. The majority of it is coming from moving our customers up in speed. So as we are migrating them from 1.5 to 5 or 7 to 12 or up to 20, that is where the majority of it is coming from.

And we are also doing a good job of add-on services. So whether — I mentioned the product we rolled out called Qwest@Ease, which is an incremental monthly fee for technical support and additional security on your Internet services. So we are doing a good job of adding in additional features once we have the broadband subscriber in place.

Michael Rollins  - Citi Investments - Analyst

Great. Thanks very much.

Operator

Cris Larsen, Piper Jaffray.

Chris Larsen  - Piper Jaffray - Analyst

Ed, I’ll go back to the earlier question on the wireless and investing with the Harbinger folks. Is there anything in the merger agreement that would prevent you from doing a large investment with SkyTerra?

And then, Joe, the convert is now well in the money. You have excess cash reserves sort of set aside if you needed to buy that back for cash going into year-end. So assuming that convert actually converts to equity, will you then use that cash to delever or carry that cash into the merger? I assume you are prevented from repurchasing shares, so just assuming it had to be debt related. Thanks.

Joe Euteneuer  - Qwest Communications - EVP, CFO

On the debt thing, obviously we’ve been opportunistically and consistently trying to deleverage the Company. We’ve laid out our plan through the first quarter of 2011 to take off $3.5 billion of debt, and we will continue to do that.

Ed Mueller  - Qwest Communications - Chairman, CEO

Chris, on the SkyTerra, again, no comment on that kind of — anything we do strategically, as well as M&A kind of work.

Chris Larsen  - Piper Jaffray - Analyst

And then if I could just follow on, Joe, you said earlier that the USF access rate has gone up. What contributed to that rate going up, since the rates have been going down historically?

Teresa Taylor  - Qwest Communications - EVP, COO

I’ll take that quick. So when we do USF rates, they reset every quarter, and it’s a very complicated matrix that occurs. So it’s just a natural lift that will occur in the rate structure. Sometimes we get it up and sometimes we get it down. And this particular quarter, we got rates up, as we adjust the quarters.

Ed Mueller  - Qwest Communications - Chairman, CEO

Chris, let me follow up. You asked a limitation. There are no limitations to what we can do running our Company here, on this front.

Chris Larsen  - Piper Jaffray - Analyst

Great. Thank you.

Operator

Frank Louthan, Raymond James.

Frank Louthan  - Raymond James - Analyst

Looking at your tower business and running fiber-to-towers, can you give us an update on that — how many you’ve got under contract and the number that are billing? And how much of this is representing net new revenue versus just kind of replacing some existing market share that you have on copper with a more — structure that has a little bit longer-term legs to it?

Teresa Taylor  - Qwest Communications - EVP, COO

Okay. So as far as the number, when we did our presentations in New York in February, we talked around 4000. It is still around that place. They come and go. And the reason they come and go is that sometimes we will move a site based on a carrier’s needs, and so it is still around that place.

As far as the movement of it, we are encouraged in that the initial installations are coming in at a higher bandwidth than we had originally anticipated, which is all good news. And you can see that in the wireless business, that the demand just continues to go through the roof.

As far as the revenue, there are two things. One, we are protecting the copper that we already had there, and then we are incrementing up by bringing fiber and higher speeds in there. So for us, it is both a protection and an incremental growth. The incremental growth at this point for 2010 is fairly minimal, but we anticipate that growing significantly in the years to come.

Frank Louthan  - Raymond James - Analyst

Great. And on the data center in Washington, how many square feet do you have there, and are you planning on adding any more data centers to your footprint over the next 12 months?

Teresa Taylor  - Qwest Communications - EVP, COO

So while we don’t have immediate plans, we are always looking for new data centers. So we are being optimistic and opportunistic when there is a real estate deal to be had. That is what we did Washington, DC.

So right now, that Center has an existing customer in it, so we actually bought from someone else. And it runs around 3500 square feet. It is fairly small, that particular facility. But it is next to a couple other ones that we have. (Multiple speakers) — yes, sorry — that particular customer is 3500 square feet.

Frank Louthan  - Raymond James - Analyst

Got it. Okay, thank you.

Teresa Taylor  - Qwest Communications - EVP, COO

The whole center — I’m sorry — you asked in the whole center?

Frank Louthan  - Raymond James - Analyst

Yes.

Teresa Taylor  - Qwest Communications - EVP, COO

The whole center is about 17,000 square feet, sorry.

Frank Louthan  - Raymond James - Analyst

All right. Thank you.

Operator

Peter Rhamey, BMO Capital Markets.

Peter Rhamey  - BMO Capital Markets - Analyst

I’m bouncing between calls here, so excuse me if this question has been asked. But when I take a look at going into your CenturyTel transaction, I was hoping that, Ed, you’d be able to elaborate a little bit — what type of work can you do in advance of that acquisition or merger that doesn’t bias your existing business that would allow you to hit the ground running when that deal actually closes?

And if you can elaborate on that, then could you give us a sort of a status report what you’ve learned since that deal was announced? It has been several weeks — in terms of synergies; that synergy number was at the low end of historical ranges. Thank you.

Ed Mueller  - Qwest Communications - Chairman, CEO

Okay, Peter. As you know or probably know, there are strict rules on running your Company. We run it separate, they run theirs separate. But there is planning that goes on. We have just begun that. We’ve got — we have named an executive to interface with their executive. Our executive reports to me; their executive reports to Glen. We will start the planning of integration.

And so we are on the early stages of that. As far as synergies, we are staying just where we are with our public announcement. The planning will go forward and we will do to all the necessary — which underneath the legal rules, that keeps us running our companies separate.

Peter Rhamey  - BMO Capital Markets - Analyst

Does it make sense, Ed, that if your executive does find, along with Glen (inaudible) team — does find additional synergies, that was something that you would share with investors? Or is that something that you would just like to go with into the close?

Ed Mueller  - Qwest Communications - Chairman, CEO

You know, I don’t know. Honestly, I don’t know the answer to that one, Peter. We would have to get way down the road and then decide that. That would be pretty clear, I think. I mean, a lot of the synergies get planned, and they get executed. I think if — just thinking ahead, I would be trying to execute something before I’d try to update it.

Peter Rhamey  - BMO Capital Markets - Analyst

Sounds fair. Thank you.

Operator

James Ratcliffe, Barclays Capital.

James Ratcliffe  - Barclays Capital - Analyst

A couple questions around your fiber-to-the-node deployments. It looks from the numbers like you lost non-fiber-to-the-node consumer broadband customers. Was that just the effect of transition, or are you actually losing share in your non-FTTN areas?

And related to that, where do you see FTTN getting as a percentage of your overall residential footprint in terms of coverage? And finally, competitively, what did you see in the quarter in terms of promotional activity from your cable competitors versus previous quarters? Thanks.

Teresa Taylor  - Qwest Communications - EVP, COO

Yes, we are seeing the DSL footprint shrink, in some cases because we are making it shrink, where we are moving our customers into FTTN. And it is very competitive. So at the lower end, there has been an increase of competitive activity by the cable companies. It’s just somewhat surprising that they’ve come down-market a little bit, if you want to think of it that way.

So to answer your promotional question, as always — I mean, I wouldn’t say they’ve changed their pattern at all, but they continue to put promotions in the market, as we do, and it is a very competitive marketplace.

Kurt Fawkes  - Qwest Communications - SVP of IR

I think we’ll take one more.

Operator

David Coleman, RBC Capital Markets.

David Coleman  - RBC Capital Markets - Analyst

Just two questions. I know you said for 2010 it is more of a year on trying to drive revenue growth, but you had very strong margin improvement in the first quarter. Just wondering if there are areas of additional OpEx reductions that we can anticipate for this year.

And then secondly, on the fiber-to-the-tower business, I was wondering if you could talk about how competitive the RFP process is, and if there is any indication from other carriers that are on the sites to sell capacity to them. Thanks.

Joe Euteneuer  - Qwest Communications - EVP, CFO

In regards to the margin thing, look, we always are every day looking to ways to be more efficient. But remember, we would be very pleased to maintain the margin we have as we grow the top line. So our focus is really turning the top line and maintaining the discipline on our EBITDA and maintaining that margin.

Teresa Taylor  - Qwest Communications - EVP, COO

And as far as the fiber-to-the-cell and the competition, we see it — there is competition — we see it coming from two places. One is the cable companies, as well as just companies that build fiber. They are coming out of the woodwork, actually, of just companies that are popping in for an opportunity, and so they have aggressive pricing. They may only go after a few sites very strategically, but they are definitely in there.

We are very pleased with our results. We feel like we are winning our — more than our fair share, so we are very confident about that. But there clearly is competition in the space.

Kurt Fawkes  - Qwest Communications - SVP of IR

Okay, that wraps up our call. If you have follow-on, please still free to give us a call in Investor Relations, and thanks again for your interest in our Company this morning. And we will talk to you soon.

Operator

Ladies and gentlemen, this does conclude today’s presentation. You may now disconnect.

Qwest Communications Investor Quarterly Update – 1Q10 May 5, 2010

Kurt Fawkes Senior Vice President – Investor Relations

Forward Looking Statements Note Forward-Looking Statement Note This release may contain projections and other forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by us with the Securities and Exchange Commission, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including but not limited to: access line losses due to increased competition, including from technology substitution of our access lines with wireless and cable alternatives, among others; our substantial indebtedness, and our inability to complete any efforts to further de-lever our balance sheet; adverse results of increased review and scrutiny by media and others (including any internal analyses) of financial reporting issues and practices or otherwise; rapid and significant changes in technology and markets; any adverse developments in commercial disputes or legal proceedings; potential fluctuations in quarterly results; volatility of our stock price; intense competition in the markets in which we compete including the effects of consolidation in our industry; changes in demand for our products and services; acceleration of the deployment of advanced new services, such as broadband data, wireless and video services, which could require substantial expenditure of financial and other resources in excess of contemplated levels; higher than anticipated employee levels, capital expenditures and operating expenses; adverse changes in the regulatory or legislative environment affecting our business; changes in the outcome of future events from the assumed outcome included in our significant accounting policies; our ability to utilize net operating losses in projected amounts; and continued unfavorable general economic conditions. The information contained in this release is a statement of Qwest’s present intention, belief or expectation and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Qwest’s assumptions. Qwest may change its intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in Qwest’s assumptions or otherwise. The cautionary statements contained or referred to in this release should be considered in connection with any subsequent written or oral forward-looking statements that Qwest or persons acting on its behalf may issue. This release may include analysts’ estimates and other information prepared by third parties for which Qwest assumes no responsibility. Qwest undertakes no obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statements and other statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. By including any information in this release, Qwest does not necessarily acknowledge that disclosure of such information is required by applicable law or that the information is material. The Qwest logo is a registered trademark of Qwest Communications International Inc. in the U.S. and certain other countries.

EPS Summary 4 1Q 2010 1Q 2009 Reported EPS (Diluted) $0.02 $0.12 2009 Adjustments: Severance / Restructure 0.01 Lower Tax Rate -0.01 2010 Adjustments: Medicare Part D 0.06 Early Retirement of Debt / Severance and Restructure 0.02 Reported with adjustments $0.10 $0.12 Incremental non-cash Pension / OPEB dilution 0.01 0.02

1Q10 Reporting Changes Additional transparency and reporting changes: • Revised definitions for cost of sales, selling expenses, and general, administrative and other operating expenses • Expanded segment expense categories to provide visibility on variable, fixed and acquisition costs • Additional expenses assigned to the segments • Subscriber and access lines metrics restated to align with revenue reporting systems and exclude affiliate lines • Results for prior twelve periods have been reclassified and are available on the Qwest Investor Relations website

Ed Mueller Chairman and Chief Executive Officer

Continued Performance, Solid Results • Strong operating momentum • Ongoing delivery on key initiatives for long-term growth • CenturyLink-Qwest combination strengthens competitive offerings • Positioned to produce superior shareholder returns

Teresa Taylor Executive Vice President – Chief Operating Officer

Improving Revenue Trends 9 Revenue percentage change on a year over year basis 1Q10 4Q09 Seq. Consolidated revenue w/o wireless MVNO -4.9% -7.3% +240 bps Business markets revenue -0.2% -2.4% +220 bps Wholesale markets revenue -10.9% -13.8% +290 bps Mass markets revenue w/o wireless MVNO -6.9% -7.1% +20 bps Adjusted EBITDA margin percentage 37.9% 36.2% +170 bps • All segments contributing to top-line progress • Enhanced product mix and increased efficiencies continue to improve profitability

Business Markets 10 In millions, except margins 1Q10 YoY Seq. Total segment revenue 999 - -1% Strategic services 417 8% 2% Legacy services 447 -9% -1% Data integration 135 9% -9% Total business markets expense 599 -3% -3% Business markets segment income 400 5% 2% Business markets margin percentage 40.0% 180 bps 110 bps Strategic services as a % of segment revenue 41.7% 320 bps 120 bps • Early signs of increased customer activity • Revenue from IP services expands 33% year over year • Continued discipline in pursuing profitable growth

Wholesale Markets 11 In millions, except margins 1Q10 YoY Seq. Total segment revenue 685 -11% -1% Strategic services 316 1% 2% Legacy services 369 -19% -4% Total wholesale expense 226 -24% -11% Wholesale segment income 459 -2% 4% Wholesale markets margin percentage 67.0% +590 bps +370 bps Strategic services as a % of segment revenue 46.1% +540 bps +160 bps • Enhanced product mix • Revenue comparisons expected to improve • Fiber to the cell initiative is off to a solid start

Mass Markets 12 In millions, except margins 1Q10 YoY Seq. Total segment revenue 1,183 -11% -1% Strategic services 365 5% 3% Legacy services 818 -11% -3% Total segment revenue w/o wireless MVNO 1,183 -7% -1% Total mass markets expense 556 -13% - Mass markets segment income 627 -9% -3% Mass markets margin percentage 53.0% +110 bps -70 bps Strategic services as a % of segment revenue 30.9% +460 bps +130 bps • Market conditions signaling improvement • Performance initiatives taking hold • Continued emphasis on identifying and capturing efficiencies

Mass Markets Key Metrics 13 Net additions in thousands, excluding ARPU 1Q09 2Q09 3Q09 4Q09 1Q10 Total Mass Markets access lines -249 -248 -252 -193 -192 Broadband subscribers 56 33 29 42 40 Video subscribers 25 18 43 40 11 Wireless subscribers 60 20 22 78 84 Total Mass Markets connections -108 -177 -158 -33 -57 Consumer ARPU $ 57.89 $ 58.20 $ 58.85 $ 60.37 $ 61.64 • Encouraging customer retention trends • FTTN initiative improving share flow and ARPU • Focus on improving the customer experience yielding returns

Joe Euteneuer Executive Vice President – Chief Financial Officer

Consolidated Results 15 In millions, except margin 1Q10 YoY Seq. Revenue 2,966 -7% -1% Strategic revenue 1,098 5% 2% Legacy revenue 1,634 -13% -3% Total strategic and legacy revenue 2,732 -6% -1% Data integration 135 9% -9% Total revenue less wireless MVNO 2,966 -5% -1% Expense Cost of sales 941 -7% -7% Selling 440 -19% -3% General, administrative and other 472 -4% -5% Adjusted EBITDA(1) 1,124 -2% 4% Adjusted EBITDA margin percentage(1) 37.9% +180 bps +170 bps (1) Reconciliation of Non-GAAP measures can be found in the appendix to this presentation. • Top line trend ahead of schedule • Strategic services increasing share of mix • Maintaining strong cash flows and continuing to improve profitability

Balance Sheet 16 (1) Reconciliation of Non-GAAP measures can be found in the appendix to this presentation. In millions, except leverage ratio 1Q10 4Q09 1Q09 Total borrowings 13,546 14,200 13,342 Cash and short term investments 1,852 2,406 547 Net debt(1) 11,694 11,794 12,795 Leverage ratio(1) 2.7 2.7 2.8 • Called $525 million in February • Successfully tendered $960 million in March • On track to reduce debt by $3.5 billion • CenturyLink merger will accelerate deleveraging

Free Cash Flow 17 In millions, except DPO and DSO 1Q10 1Q09 Days sales outstanding 37.8 38.6 Days payable outstanding 32.0 34.7 Capital expenditures 387 334 Adjusted free cash flow(1) 335 339 Dividends paid 138 137 (1) Reconciliation of Non-GAAP measures can be found in the appendix to this presentation. • Continued strong management of working capital • Increase in capital spending due to a cautious investment climate in late 2008 and early 2009, increased spending on strategic initiatives, and timing of cash payments • Expect to maintain current dividend through merger close

Disciplined Approach Improves ROIC 18 9% 10% 11% 12% 1Q08 1Q09 1Q10 Return on Invested Capital (1) • Reflects lower capital spending and improved asset mix • Committed to a disciplined capital investment strategy (1) Return on Invested Capital is calculated by subtracting the 12-month depreciation and amortization expense from the 12-month Adjusted EBITDA to arrive at Net Operating Income. Net Operating Income is then tax affected at an assumed rate of 35% and divided by Net Property, Plant and Equipment for the period.

Guidance 19 Full year 2010 expectations • Improving reported revenue comparisons over the course of 2010 with the year-over-year decline improving to a low to mid-single digit rate by the fourth quarter • Focused on maintaining, improving margins • Adjusted EBITDA of $4.3 to $4.4 billion • Capital investment of $1.7 billion or less • Adjusted Free Cash Flow of $1.5 to $1.6 billion

Q&A 20 • Ed Mueller, Chairman and CEO • Teresa Taylor, Executive Vice President and COO • Joe Euteneuer, Executive Vice President and CFO • Kurt Fawkes, Senior Vice President - Investor Relations

Non-GAAP Reconciliations RECONCILIATION OF NON-GAAP FINANCIAL MEASURES—EBITDA (1) (UNAUDITED) (Dollars in millions) Three Months Ended 3/31/09 12/31/09 3/31/10 EBITDA—as adjusted $ 1,145 $ 1,085 $ 1,124 Less: Legal reserve — — — Less: Property tax settlement — — — Less: Realignment, severance and related costs (23) (56) (11) EBITDA: $ 1,122 $ 1,029 $ 1,113 Depreciation and amortization (573) (579) (545) Total other expense—net (251) (273) (321) Income tax expense (92) (69) (209) Net income $ 206 $ 108 $ 38 EBITDA margin percentage—as adjusted: EBITDA—as adjusted $ 1,145 $ 1,085 $ 1,124 Divided by total operating revenue $ 3,173 $ 2,994 $ 2,966 EBITDA margin percentage—as adjusted 36.1% 36.2% 37.9% EBITDA margin percentage: EBITDA $ 1,122 $ 1,029 $ 1,113 Divided by total operating revenue $ 3,173 $ 2,994 $ 2,966 EBITDA margin percentage 35.4% 34.4% 37.5% (1) EBITDA, EBITDA margin percentage, EBITDA— as adjusted and EBITDA margin percentage—as adjusted are non-GAAP financial measures. Other companies may calculate these measures (or similarly titled measures) differently. We believe these measures provide useful information to investors in evaluating our capital-intensive business because they reflect our operating performance before the impacts of non-cash items and are indicators of our ability to service debt, pay taxes and fund discretionary spending such as capital expenditures. Management also uses EBITDA for a number of purposes, including setting targets for compensation and assessing the performance of our operations.

Non-GAAP Reconciliations RECONCILIATION OF NON-GAAP FINANCIAL MEASURES—NET DEBT (1) (UNAUDITED) (Dollars in millions) 3/31/09 12/31/09 3/31/10 Net debt: Current portion of long-term borrowings $ 587 $ 2,196 $ 2,046 Long-term borrowings—net 12,755 12,004 11,500 Total borrowings—net 13,342 14,200 13,546 Less: cash and cash equivalents (541) (2,406) (1,196) Less: short-term investments (6) — (656) Net debt $ 12,795 $ 11,794 $ 11,694 Ratio of net debt to annualized EBITDA—as adjusted: (2) (3) Total net debt $ 12,795 $ 11,794 $ 11,694 Divided by annualized EBITDA—as adjusted $ 4,551 $ 4,415 $ 4,394 Ratio of net debt to annualized EBITDA—as adjusted 2.8 2.7 2.7 (1) Net debt is a non-GAAP financial measure that we calculate as our total borrowings— net (current plus long-term) less our cash and cash equivalents and short-term investments. We believe net debt is helpful in analyzing our leverage, and management uses this measure in making decisions regarding potential financings. Net debt is not a measure determined in accordance with GAAP and should not be considered as a substitute for “current portion of long-term borrowings” or “long-term borrowings— net” or any other measure determined in accordance with GAAP. (2) EBITDA— as adjusted is a non-GAAP financial measure that reflects our operating performance before the impacts of certain non-cash items and after removing the effects of items that we believe are not representative of our core ongoing telecommunications operations, such as severance charges, restructuring charges and charges for securities-related litigation. We provide this information to supplement our GAAP financial measures because we believe that investors commonly use this information to analyze the results of our core operations, to identify financial trends in these results and to compare our operating performance to that of our competitors. Management also uses these measures for a number of purposes, including setting targets for compensation and assessing the performance of our operations. (3) The ratio of net debt to annualized EBITDA— as adjusted is a non-GAAP financial measure that we calculate as net debt divided by a rolling four quarters of EBITDA— as adjusted. Other companies may calculate this measure differently. We believe this measure provides useful information to our investors about our debt level relative to our performance and about our ability to meet our financial obligations.

Non-GAAP Reconciliations RECONCILIATION OF NON-GAAP FINANCIAL MEASURES—FREE CASH FLOW FROM OPERATIONS (1) (UNAUDITED) (Dollars in millions) Three Months Ended 3/31/09 3/31/10 Free cash flow from operations: Cash provided by operating activities $ 657 $ 722 Less: Expenditures for property, plant and equipment and capitalized software (334) (387) Free cash flow from operations 323 335 Add: certain one-time settlements 16 — Adjusted free cash flow from operations $ 339 $ 335 (1) Free cash flow and adjusted free cash flow from operations are non-GAAP financial measures that indicate cash generated by our business after operating expenses, capital expenditures, interest expense and income tax expense. We believe these measures provide useful information to our investors for purposes of evaluating our ability to satisfy our debt and other mandatory payment obligations and because they reflect cash flows available for financing activities, voluntary debt repayment and to strengthen our balance sheet. This is of particular relevance for our business given our significant debt balance. We also use free cash flow and adjusted free cash flow from operations internally for a variety of purposes, including setting targets for compensation and budgeting our cash needs. These measures are not determined in accordance with GAAP and should not be considered as a substitute for “income before income taxes” or “cash provided by operating activities” or any other measure determined in accordance with GAAP. Due to the forward-looking nature of expected free cash flow amounts for 2010, information to reconcile this non-GAAP financial measure is not available at this time.